TERMINATION LETTER

December 7, 2009

Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, New York 14450

Re: Investment Advisory Agreement dated May 13, 2009 between Manning & Napier Advisors, Inc. and Manning & Napier Fund, Inc. (the “Agreement”)

Manning & Napier Fund, Inc.:

Pursuant to Section 6(b) of the Agreement, we hereby notify you that we are terminating the Agreement upon approval of a majority vote of the Manning & Napier Fund, Inc.’s Board of Directors. In addition, notwithstanding Section 5(a), compensation for all services rendered will be terminated under the Agreement effective immediately.

Manning & Napier Advisors, Inc.

/s/ Michelle Thomas

Corporate Secretary